UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-2048087
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. The company’s goal is to develop into a traditional studio that owns and/or operates multiple divisions and companies that align with our strategic overall goal of developing and distributing content for the faith and family audience.

Plan of Operations

Called Higher Studios has continued to progress with our current projects. Over the past 12 months, we were able to secure distribution for Camp Hideout, our first feature film, through Roadside Attractions. The film launched in theaters on September 15th, 2023. We are also continuing to develop the Anne Bieler, “Auntie Anne’s” project.

As of September 26, 2023, 316tees.com which produces apparel for the faith and family demographics has generated approximately $68,000 in gross sales over the past 12 months. Called Higher Studios also has multiple other projects in development such as The Grace of Christ. We just completed physical production of our first co-produced YouTube series Camp Radio, and that YouTube channel just hit 100K subscribers.

Operating Results

Called Higher Studios first film, Camp Hideout, was released in theaters September 15th, 2023; it did not perform as expected at the Box Office, currently generating approximately $853,000 through September 25, 2023. However, Called Higher Studios decision to pre-sale the film to PZAJ Holdings, LLC prevented Called Higher Studios from taking a loss on the project. Called Higher Studios made a fee to produce the film and re-couped all development costs, so Called Higher Studios was profitable on this particular project. We will continue to attempt to mitigate our risks on future projects in a similar fashion, while preserving some of the potential upside in the future. Called Higher Studios had profit participation on Camp Hideout that will more than likely not be reached.

We are currently attempting to set up our next project, the Auntie Anne’s project, which will require development and script costs to be incurred in the next 6 to 12 months.

Our current operating expenses consist primarily of software as a service that we use to manage operations, labor, marketing costs, capital expenditures, such as website maintenance and development, and early stage project development costs other than our project hard costs. As we disclosed in earlier documents, our costs vary depending on whether or not we have a physical production going on. For clarity, when we are filming a movie or a project, our hard costs increase during the production time for that project. Currently, as of September 2023 most of our expenses in the past two months have been related to the Ribbow Media License Agreement and the marketing of Camp Hideout. The Ribbow Media License Agreement was mutually terminated as of September 30th, 2023.

We anticipate that our major future expenses will be development related for our other projects. We are also exploring partnerships and joint ventures to accelerate our opportunities and potential growth.

Liquidity and Capital Resources

We have raised a total of approximately $3,017,777 from inception through June 30, 2023, including:

On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

Approximately $1,079,656 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,103,067 shares of Class A Voting Common Stock, at $.98 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

Approximately $812,551 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 149,864 shares of Class A Voting Common Stock at $5.42 per share. This Regulation Crowdfunding offering closed on July 1, 2021.

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In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

In 2021, $796,669 in a private placement under Section 4(a)(2) for the sale of 144,323 shares of Class A Voting Common Stock at $5.52 per share.

Approximately $552,127 in a crowdfunding campaign pursuant to an offering under Regulation Crowdfunding, issuing approximately 181,025 shares of Class A Voting Common Stock at $3.05 per share. This Regulation Crowdfunding offering closed on April 30,2023.

These raise funds are partially offset by approximately $103,526 of offering costs through the period ended June 30, 2023 in connection with the Regulation Crowdfunding offerings

In addition to the funds received through our crowdfunding initiatives, in August, 2021, we secured $2,050,000 in proceeds related to the pre-sale of distribution rights to the Company’s first feature film. With these proceeds and the funds included in the Ribbow Media Licensing deal, we had approximately $1,486,710 cash on hand as of September 26, 2023.

As of September 26, 2023, we had 2 full-time employees, 0 part-time employees and 2 contractors, representing approximately $5,500 in monthly operating expenses. Effective February 8, 2023, Jason Brown, our President and Chief Executive Officer, amended his original employment agreement dated June 1, 2020. Jason began receiving additional compensation from the company at a base annual salary of $240,000 pursuant to an Employment Agreement dated June 1, 2020 amended February 8, 20203. As of September 26, 2023 $94,285 of his compensation has been deferred. Effective February 15, 2022 Jennifer Lind, began receiving compensation from the company at a base annual salary of $45,000 pursuant to an Employment Agreement dated February 15, 2022. In addition to base annual salary, Jason Brown & Jennifer Lind are entitled to receive compensation in the form of an annual incentive bonus based on performance goals the terms set forth in the Employment Agreement which is attached as an exhibit to this filing. One thousand dollars in bonus compensation has been paid to date.

We have no commitments for capital expenditures other than the development of the projects listed in this filing. We do not have a bank line of credit or other arranged financings.

We believe we can operate for a limited amount of time through revenue generation, capital contributions and/or debt, but it may require us to raise additional capital in the future.

Trend Information

Over the past 12 months, the faith and family market has seen multiple successes, including Jesus Revolution and The Sound of Freedom. Crowdfunding has also gained popularity in this genre. We plan to continue to build our crowd in order to maximize our opportunities and collective reach. We believe that the movie industry is beginning to stabilize, however the SAG/AFTRA Strike and the WGA Strike could dramatically affect our ability to continue with some of our projects should they continue. For the industry as a whole, Box Office numbers are rising from previous years and the faith and family space appears to be gaining traction.

We are optimistic about our industry, but there are some important possibilities we must consider.

●	Our main source of raising capital to date has been through crowdfunding. Over the past 3 years, crowdfunding has become more “crowded” with more companies than ever raising capital. We believe this has caused fatigue in the industry and has made it harder to raise capital through this method. We also have more established, direct competitors now, like Angel Studios. This, coupled with the advertising industry changes at Apple and Facebook, have also made it more difficult to raise capital through crowdfunding. This could negatively impact us and force us to raise capital through other sources.

●	People may not return to theaters at pre-Covid 19 numbers and new habits of watching content at home through streaming may be a permanent new normal. This could make it more difficult to release movies theatrically and reduce the potential paths to profitability for our projects.

●	If SAG/AFTRA and the WGA negotiate new deals, then our costs could rise for a project if we are union signatories as we will have to abide by the negotiated rates. This could hurt our projects’ chance of success by increasing the overall cost of producing a project

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Called Higher Studios, Inc.

A Delaware Corporation

Consolidated Financial Statements – Form 1A Semi Annual Report June 30, 2023

Called Higher Studios, Inc.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

At June 30, 2023 (Unaudited) and December 31, 2022

	June 30 2023	December 31 2022
ASSETS
Current Assets
Cash and Cash Equivalents	$248,127	$188,704
Funds Held in Escrow	-	-
Inventory	57,192	58,727
Deferred Offering Costs	95,304	27,574
Accounts Receivable	94,332	-
Prepaid Expenses	5,261	9,430
Due From Related Party	100	-
Grant Rebate Receivable	-	230,000
Total Current Assets	$500,316	$514,435
Non-Current Assets
Fixed Assets, Net of Accumulated Depreciation	$1,231	$1,448
Investment in Original Programming	55,659	55,659
Intangible Assets	51,635	50,771
Total Non-Current Assets	$108,526	$107,878
TOTAL ASSETS	$608,842	$622,313

CONTINGENCIES

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts Payable	$74,035	$26,446
Other Current Liabilities	35	172
Accrued Expenses	5,202	10,428
Deferred Revenue, Related Party	-	-
Total Liabilities	$79,271	$37,046

Stockholders’ Equity
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2023 and December 31, 2022	$-	$-
Class A common stock, $0.00001 par, 250,000,000 shares authorized, 1,465,480 and 1,310,630 shares issued and outstanding as of June 30, 2023 and December 31, 2022	37	16
Class B common stock, $0,00001 par, 250,000,000 shares authorized, 1,687,500 shares and outstanding as of June 30, 2023 and December 31, 2022	-	17
Deferred Compensation	(742,377)	(796,663)
Additional Paid-in-Capital	2,914,250	2,828,530
Accumulated Deficit	(1,642,339)	(1,446,632)
Total Stockholders’ Equity	$529,571	$585,268
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$608,842	$622,313

See the accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the Six Months Ended June 30, 2023 and June 30, 2022

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
	(Unaudited)	(Unaudited)
Net Revenues	$1,599,533	$19,982
Cost of Net Revenues	(141,476)	(84,225)
Gross Profit	$1,458,057	$(64,242)

Operating Expenses
General and Administrative	$404,866	$160,946
Research and Development	-	-
Sales and Marketing	1,308,844	123,651
Total Operating Expenses	1,713,709	284,597
Loss from Operations	(255,652)	(348,838)

Other Income/(Expense):
Producer Fee Income	$60,000	$3,500
Grant Rebate	-	-
Interest Income	-	-
Realized Gain	-	-
Interest Expense	(55)	(1,948)
Total Other Income	59,945	1,551
Provision for Income Tax	-	-

Net Loss	$(195,706)	$(347,287)

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2022 and the period ended June 30, 2023 (Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid-In	Deferred	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at December 31, 2021	1,310,630	13	1,687,500	17	2,441,352	(796,663)	(1,169,119)	475,600
Issuance of Class A Common Stock	139,084	3	-	-	424,206	-	-	424,209
Issuance of Class A Common Stock - Broker Compensation	15,766	-	-	-	23,193	-	-	23,193
Issuance of Warrants - Broker Commission	-	-	-	-	409	-	-	409
Offering Costs	-	-	-	-	(60,630)	-	-	(60,630)
Net Loss	-	-	-	-	-	-	(277,513)	(277,513)
Balance at December 31, 2022	1,465,480	16	1,687,500	17	2,828,530	(796,663)	(1,446,632)	585,268
Issuance of Class A Common Stock	30,550	4	-	-	128,617		-	128,620
Conversion of Class B Common Stock to Class A	-	17		(17)	-			-
Offering Costs	-	-	-	-	(42,896)	-	-	(42,896)
Net Loss	-	-	-	-	-	54,286	(195,706)	(141,421)
Balance at June 30, 2023	1,496,030	37	1,687,500	0	2,914,251	(742,377)	(1,642,339)	529,571

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2023 and June 30, 2022

	For the Six Months Ended June 30,	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net Loss	$(195,706)	$(306,729)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in)
Operating Activities
Depreciation	217	217
Changes in Operating Assets and Liabilities:
Prepaid Expenses	4,169	(3,677)
Fund held in Escrow	-	10,710
Inventory	1,535	(3,341)
Accrued Expenses	49,059	(11,638)
Other Current Liabilities	(137)	(9,115)
Accounts Payable	47,588	(597)
Accounts Receivable	(94,332)	-
Rebate Receivable	230,000	-
Net Cash Provided by (used in) Operating Activities	$42,393	$(324,169)

Cash Flows from Investing Activities
Repayment from Related party	(100)	64,184
Investment in Original Programming	-	(93,251)
Repayment from Note Receivable	-	3,300
Unrealized Gain from Sale of Intangible Asset	-	15,000
Purchase of Intangible Assets	(865)	-
Net Cash Provided by (used in) Investing Activities	$(965)	$(10,767)

Cash Flows from Financing Activities
Proceeds from Issuance of Class A Common Stock	85,725	331,044
Deferred Offering Costs	(67,730)	(21,724)
Proceeds from Stock Subscription Receivable	-	-
Net Cash Provided by Financing Activities	$17,995	$309,319

Net Change in Cash	59,423	(25,617)
Cash at Beginning of Year	188,704	453,891
Cash at End of Period	$248,127	$428,274

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2023 and June 30, 2022

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (‘Called Higher”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, “Camp Hideout”. It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $195,706 and $306,729 during the periods ended June 30, 2023 and 2022, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of additional shares of common stock, however there are no assurances that the Company will be successful. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC and By Krave, LLC (collectively the “Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification “FASB ASC” 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2022 under Regulation Crowdfunding. As well as preparation for the company to be listed on the OTC. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering. There were $95,304 in deferred offering costs as of June 30, 2023 and $27,574 as of as of December 31, 2022.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of June 30, 2023 and December 31, 2022 consisted of finished goods and were $57,192 and $58,727, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company’s results of operations and financial condition.

The Company capitalized $123,964 and $1,847,532 of program rights and movie production costs incurred in 2022 and 2021. In August 2022 the film Camp Hideout was delivered and costs related to production of the film in the amount of $1,996,848 were expensed during the year ended December 31, 2022. The costs capitalized in 2022 are related to publishing and film projects that have not been greenlit.

Fair Value of Financial Instruments

“FASB” guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate their fair value

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company’s subsidiaries, By Krave & Camp Hideout are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $1,447,700 and $1,169,813 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $378,356 and $305,731 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2022 and 2021 and the effective tax rate to 0%.

The Company files U.S. federal and state income tax returns. The 2022 tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2022 and 2023 as well as the revenue from a new licensing agreement effective in Feb 2023. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

The deferred revenue of $2,050,000 was recognized in August 2022 as the performance obligation was satisfied. The performance obligation is deemed satisfied when post-production is finalized and the completed film is delivered to the Distributor.

Costs of Revenues

Costs of revenues include production costs, product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

NOTE 4: NOTE RECEIVABLE

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. This note was fully repaid in February 2022.

NOTE 5: GRANT REBATE RECEIVABLE

The Tennessee Entertainment Commission (TEC) Production Incentive offers up to a twenty-five percent rebate on qualified Tennessee expenditures to production companies filming in Tennessee. The incentive, funded through the Film/TV Fund, is distributed to qualified production companies through a grant contract.

The Company entered into a grant contract with the TEC and was approved for a total grant rebate of $230,000 based on the original production budget for Camp Hideout. On May 11, 2023 the company received $218,007 based on the final audit of eligible expenses.

NOTE 6: INTANGIBLE ASSETS

The following table sets forth the components that make up the total balance of intangible assets. Amounts listed are the original value of the asset, amortization has not been taken against these assets.

	June 30	December 31
	2023	2022
Website	$49,870	$49,870
Copyrights	865	-
Patents	900	900
Total Intangible Assets	$51,635	$50,770

On September 20, 2022 the Company purchased 316tees.com and all related social platforms for a purchase price of $41,000. The amount of $36,000 was paid on the purchase date with the remaining $5,000 to be paid after an earn out period of 3 months. As of December 20, 2022 the earn out was reduced by $1,135 and the purchase amount was updated to $39,865. 316tees.com operates a website that sells custom tee-shirts utilizing 3rd party merchandise providers.

NOTE 7: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10,000,000 shares of Class A Voting Common Stock and 5,000,000 shares of Class B Voting Common Stock, along with authorizing 5,000,000 shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

On February 7, 2023, the stockholders approved an increase of authorized shares of Class A Voting Common Stock to 250,000,000, and an increase of authorized shares of Class B Voting Common Stock to 250,000,000. The Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to reflect these changes.

On February 7, 2023, a stockholder elected to convert 187,500 shares of Class B Voting Shares into 187,500 Class A Shares.

On February 7, 2023, Called Higher Studios approved, with a Board Consent, an amended and restated employment agreement for Jason Brown, CEO, which increased his annual compensation, provided for an annual cash bonus based on defined milestones and included annual grants of at least 50,000 shares of Class B Voting Common Stock which vests upon issuance.

On February 9, 2023, a stockholder elected to convert 1,500,000 shares of Class B Voting Common Stock into 1,500,000 Class A Shares.

On February 10, 2023, Called Higher Studios approved, with a Board Consent, the removal of the right to convert Class B Voting Shares into Class A Shares and authorized the re-filing of an Amended and Restated Certificate of Incorporation with the State of Delaware, which was filed on February 10, 2023.

Common Stock Issuances

During the 2023 fiscal year, period ending June 30, 2023, the Company raised gross proceeds of $128,617 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 30,550 shares of Class A Voting Common Stock at $4.21 per share. The Company incurred $42,896 of offering costs during 2023 in connection with the Regulation Crowdfunding offerings.

During the year ended December 31, 2022, the Company raised gross proceeds of $424,209 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 139,084 shares of Class A Voting Common Stock at $2.89 per share.

The Company incurred $60,630 of offering costs during 2022 in connection with the Regulation A offerings which consists of the issuance of 15,766 shares of Class A Voting Common Stock with a fair value of $23,194, the issuance of warrants to purchase 81 shares of Class A Voting Common stock with an estimated fair value of $409 and $37,027 of cash payments.

Deferred Compensation

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company’s assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable

Effective February 7, 2023 CEO Jason Brown’s employment agreement was restated and amended to increase his annual base salary to $240,000. As of September 26, 2023 $94,285 of his compensation has been deferred.

Warrants

In connection with the Company’s Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 149,864 shares of Class A Voting Common Stock during this Regulation A offering and, therefore, the Company issued a warrant to purchase 7,492 shares of Class A Voting Common Stock with an estimated fair value of $37,805, of which $37,397 was reflected in 2021 and $409 reflected in 2022, which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company’s estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2022, all of the 7,492 outstanding warrants are exercisable.

NOTE 8: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post-production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this was recognized as revenue in August 2022 as the completed film had been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2020, the Company advanced $64,184 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bears no interest and is considered payable on demand. The advance was fully repaid as of December 31, 2022. As of December 31, 2022 and 2021 the amount due to the related party is $0 and $64,184.

On January 1, 2023, Called Higher Studios, Inc. and an entity of which the majority stockholders are also majority stockholders in the Company entered into a three year Agreement which requires Called Higher Studios to submit projects to PZAJ Holdings, LLC on an exclusive first look basis in exchange for a monthly overhead fee and office space for the term of the Agreement plus an additional 6 months.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard did not have a material impact on their financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. The Company entered into an agreement with a related party on August 21, 2021 for the exclusive purchase of rights to The Camp Hideout film. The film was delivered in August of 2022 at which time the contingent liabilities were assigned to the purchaser.

NOTE 11: LICENSING AGREEMENT

On February 21, 2023, By Krave, LLC entered into a platform license agreement with a faith based advertising agency (“Licensor”), and was granted a perpetual, exclusive, worldwide license to implement and commercialize the assets connected to the Licensor’s platform. The Licensee will receive 10% of gross revenue from new business the Licensee procures and the Licensee will receive a percentage of the net profits, as defined in the agreement, payable every six months.

NOTE 12: SUBSEQUENT EVENTS

During the period between August 18, 2023 and September 16, 2023, the Company raised gross proceeds of $645,259 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing shares of Class A Voting Common Stock at $2.55 per share. The Company incurred $64,966 of offering costs in connection with the Regulation Crowdfunding offering.

On July 31, 2023, Called Higher Studios, Inc. terminated its exclusive first look agreement with related party PZAJ Holdings, LLC.

On September 26, 2023, the Company ended its license agreement with Ribbow Media Group, LLC but will continue to seek opportunities to become a marketing arm for other studios and faith and family films.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.in the City of Franklin, State of Tennessee, on September 29, 2023.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By	Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date:	September 29, 2023

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